355 South Grand Avenue	Telephone 213 972 4000
Suite 2000	Fax 213 622 1217
Los Angeles, CA 90071-1568

October 14, 2003

Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for PAULA Financial and, under the date of March 7, 2003, we reported on the consolidated financial statements of PAULA Financial as of and for the years ended December 31, 2002 and 2001.  We have read PAULA Financial’s statements included under Item 4 of its amended Form 8-KA dated September 23, 2003.  We are not in a position to agree or disagree with the Company’s statements included in the first two sentences and the last sentence of the first paragraph and the entire second paragraph.  We agree with other statements included in the amended 8-KA.

Very truly yours,

KPMG LLP

KPMG LLP. KPMG LLP, a U.S. limited partnership, is a member of KPMG International, a Swiss association.